Pricing Term Sheet September 10, 2009	Filed pursuant to Rule 433 Registration File No. 333-161523 Supplementing the Preliminary Prospectus Supplement dated September 9, 2009 (To Prospectus dated August 24, 2009)

Coinstar, Inc.

$175,000,000 aggregate principal amount of

4.00% Convertible Senior Notes due 2014

(the “Convertible Senior Notes Offering”)

The information in this pricing term sheet relates only to the Convertible Senior Notes Offering and should be read together with (i) the preliminary prospectus supplement dated September 9, 2009 relating to the Convertible Senior Notes Offering, including the documents incorporated by reference therein, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and (ii) the related base prospectus dated August 24, 2009 included as part of Registration Statement No. 333-161523.

Issuer:	Coinstar, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	CSTR / The NASDAQ Global Select Market.

Trade Date:	September 10, 2009.

Settlement Date:	September 16, 2009.

Convertible Senior Notes:	4.00% Convertible Senior Notes due 2014.

Aggregate Principal Amount Offered:	$175,000,000 aggregate principal amount of Convertible Senior Notes (or a total of $200,000,000 aggregate principal amount of Convertible Senior Notes if the underwriters’ over-allotment option to purchase up to $25,000,000 aggregate principal amount of additional Convertible Senior Notes is exercised in full).

Public Offering Price:	100% per Convertible Senior Note / $175,000,000 aggregate (or $200,000,000 aggregate if the underwriters’ over-allotment option to purchase up to $25,000,000 aggregate principal amount of additional Convertible Senior Notes is exercised in full).

Maturity:	The Convertible Senior Notes will mature on September 1, 2014, unless earlier converted or repurchased by the Issuer at the holder’s option upon a fundamental change.

Interest Rate:	4.00% per year.

Interest Payment and Record Dates:	Interest will accrue from the Settlement Date or from the most recent date to which interest has been paid or duly provided for, and will be payable semiannually in arrears on March 1 and September 1 of each year, beginning on March 1, 2010, to the person in whose name a note is registered at the close of business on February 15 or August 15, as the case may be, immediately preceding the relevant interest payment date.

Reference Price:	$30.41 per share of the Issuer’s common stock, the closing stock price on the NASDAQ Global Select Market on September 10, 2009.

Conversion Premium:	Approximately 32.50% above the Reference Price.

Initial Conversion Price:	Approximately $40.29 per share of the Issuer’s common stock.

Initial Conversion Rate:	24.8181 shares of the Issuer’s common stock per $1,000 principal amount of the Convertible Senior Notes.

Use of Proceeds:	The Issuer estimates that the net proceeds of the Convertible Senior Notes Offering will be approximately $169.1 million (or approximately $193.4 million if the underwriters exercise in full their over-allotment option to purchase additional Convertible Senior Notes), after payment of the underwriters’ discounts and commissions and estimated offering expenses to be paid by the Issuer.

The Issuer intends to use the net proceeds of the Convertible Senior Notes Offering to:

•	repay all of the approximately $87.5 million outstanding under the Issuer’s $87.5 million term loan under the Issuer’s senior secured credit facility, plus accrued interest; and

•	pay down approximately $81.6 million of the outstanding balance under the Issuer’s $400 million revolving line of credit under the Issuer’s senior secured credit facility, plus accrued interest.

If the underwriters exercise their over-allotment option to purchase up to $25 million aggregate principal amount of additional Convertible Senior Notes, the Issuer intends to use the net proceeds to pay down additional outstanding balance under the Issuer’s $400 million revolving line of credit and for general corporate purposes.

Commissions and Discounts:	The underwriters initially propose to offer part of the Convertible Senior Notes directly to the public at the Public Offering Price and part to certain dealers at a price that represents a concession not in excess of 1.8% of the principal amount under the Public Offering Price. After the initial offering of the Convertible Senior Notes, the offering price and other selling terms may from time to time be varied by the Joint Book-Running Managers.

The underwriting fee is $30.00 per Convertible Senior Note. The following table shows the Public Offering Price, underwriting discounts to be paid to the underwriters and proceeds, before expenses, to the Issuer assuming both no exercise and full exercise of the underwriters’ option to purchase additional Convertible Senior Notes:

	Per Convertible Senior Note	Without over- allotment exercise	With full over- allotment exercise
Public offering price	$1,000	$175,000,000	$200,000,000
Underwriting discounts and commissions	$30	$5,250,000	$6,000,000
Proceeds to the Issuer (before expenses)	$970	$169,750,000	$194,000,000

Joint Book-Running Managers:	Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Jefferies & Company, Inc. and RBC Capital Markets Corporation.

Co-Managers:	J.P. Morgan Securities Inc., Wells Fargo Securities, LLC, KeyBanc Capital Markets Inc. and Merriman Curhan Ford & Co.

Listing:	The Convertible Senior Notes will not be listed on any securities exchange.

CUSIP Number:	19259P AF9

ISIN Number:	US19259PAF99

Adjustment to Shares Delivered Upon Conversion Upon a Make Whole Adjustment Event:	The following table sets forth the number of additional shares of the Issuer’s common stock by which the conversion rate will be increased for conversions in connection with a make whole adjustment event (as defined in the preliminary prospectus supplement dated September 9, 2009 for the Convertible Senior Notes Offering) per $1,000 principal amount of Convertible Senior Notes based on the stock price and effective date in such make whole adjustment event:

	Stock price
Effective date	$30.41	$31.00	$32.50	$35.00	$37.50	$40.00	$50.00	$65.00	$80.00	$100.00	$125.00	$175.00	$225.00	$300.00
September 16, 2009	8.0658	7.7789	7.1199	6.2068	5.4759	4.8834	3.3676	2.2878	1.7329	1.3003	0.9725	0.6070	0.4068	0.2358
September 1, 2010	8.0658	7.4400	6.4839	5.5575	4.8283	4.2476	2.8222	1.8798	1.4203	1.0683	0.8015	0.5024	0.3376	0.1958
September 1, 2011	8.0658	7.4400	5.9542	4.9712	4.2136	3.6244	2.2616	1.4606	1.1014	0.8318	0.6266	0.3951	0.2669	0.1558
September 1, 2012	8.0658	7.4400	5.9511	4.4442	3.6072	2.9773	1.6485	1.0130	0.7656	0.5824	0.4410	0.2800	0.1906	0.1127
September 1, 2013	8.0658	7.4400	5.9511	3.9249	2.9079	2.1816	0.9015	0.5197	0.4013	0.3083	0.2344	0.1499	0.1030	0.0619
September 1, 2014	8.0658	7.4400	5.9511	3.7533	1.8486	0.1819	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•

If the stock price is greater than $300.00 per share (subject to adjustment in the same manner and at the same time as the stock prices set forth in the column headings of the table above), the conversion rate will not be adjusted.

•

If the stock price is less than $30.41 per share, the closing price of the Issuer’s common stock on the NASDAQ Global Select Market on September 10, 2009 (subject to adjustment in the same manner and at the same time as the stock prices set forth in the column headings of the table above), the conversion rate will not be adjusted.

Notwithstanding the foregoing, in no event will the total number of shares of the Issuer’s common stock issuable upon conversion exceed 32.8839 shares per $1,000 principal amount of Convertible Senior Notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the preliminary prospectus supplement dated September 9, 2009 for the Convertible Senior Notes Offering.

The Issuer has filed a registration statement (including a preliminary prospectus supplement dated September 9, 2009 and an accompanying prospectus dated August 24, 2009) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request them by calling Morgan Stanley & Co. Incorporated at 1-866-718-1649, BofA Merrill Lynch at 866-500-5408, Jefferies & Company, Inc. at 1-888-449-2342 or RBC Capital Markets Corporation at 212-428-6670.

This communication should be read in conjunction with the preliminary prospectus supplement dated September 9, 2009 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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